Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces a High-Speed Rail Signaling System Contract Win for Xiamen-Shenzhen Line Guangdong Section

Beijing, China – Jan 7, 2013 — Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract to supply the ground-based signaling system to Xiamen-Shenzhen high-speed rail line Guangdong Section(“this section”) with a designed traveling speed of 200 km/h and 357 km in length. The contract is valued at approximately RMB 67.60 million or US $10.75 million.

As per the terms of the contract, Hollysys will provide the ground-based high-speed rail signaling system, including Train Control Centers (TCC), Line-side Electronic Units (LEU), Balises and other auxiliary equipments, which are expected to be delivered and installed by October 2013.

Xiamen-Shenzhen line Guangdong section will start from the border between Fujian province and Guangdong province, and then go through Chaozhou-Shantou region, Shanwei city, Huizhou city and other cities all the way to Shenzhen city with 12 stations. After the completion of this section, it will take 3 hours from Xiamen city to Shenzhen city with 502 km in total length. It is believed that this line is of utmost importance to the local economy, because it brings three important special economic zones, Xiamen, Shantou, and Shenzhen together in a much more convenient, economic and faster way.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented: “We are pleased of winning this contract to supply the ground-based signaling equipments to Xiamen-Shenzhen line Guangdong section. We believe that with our strong R&D and implementation capability and well-reputed track records, Hollysys will continue to benefit from China’s restarted high-speed rail construction and create value for our shareholders.”

Hollysys Automation Technologies, Ltd.	Page 2
Jan 7, 2013

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 4,000 customers more than 15,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com